Filed by VPC Impact Acquisition Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings

Commission File No. 001-39544

Date: October 14, 2021

VPC Impact Acquisition Holdings Expects to Close Combination with Bakkt Holdings, LLC on October 15, 2021 and Generate Gross Proceeds of More Than $447 Million

VIH Expects All Conditions to Be Met to Complete Business Combination

CHICAGO, IL – October 13, 2021 – VPC Impact Acquisition Holdings (“VIH”) (Nasdaq: VIHAU, VIH and VIHAW), a special purpose acquisition company sponsored by Victory Park Capital (“VPC”), today announced that it expects all conditions to be met, including minimum cash proceeds, to complete its previously announced business combination with Bakkt Holdings, LLC (“Bakkt”), the digital asset marketplace founded in 2018.

Based on the number of public shares submitted for redemption as of 5 p.m. ET on October 12, 2021, the business expects to receive more than $447 million of gross proceeds, including an expected $325 million in committed funding from a PIPE financing, plus approximately $122 million from the VIH trust account, which represents approximately 60% of the cash available in the trust.

Assuming that VIH receives shareholder approval at its Extraordinary General Meeting of Shareholders scheduled for October 14, 2021, VIH expects to close the transaction on October 15, 2021. The formal results of the vote will be included in a Current Report on Form 8-K to be filed by VIH with the Securities and Exchange Commission (the “SEC”).

Upon closing, the combined company’s Class A common stock and redeemable warrants are expected to begin trading on the New York Stock Exchange (the “NYSE”) under the ticker symbols “BKKT” and “BKKT WS”, respectively, starting Monday, October 18, 2021.

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About VPC Impact Acquisition Holdings

VPC Impact Acquisition Holdings’ sponsor is an affiliate of Victory Park Capital, a global investment firm with a long track record of executing debt and equity financing transactions with some of the largest global Fintech companies. The firm was founded in 2007 and is headquartered in Chicago with additional resources in New York, Los Angeles and Austin. Victory Park Capital is privately held and a Registered Investment Advisor with the SEC.

About Bakkt

Bakkt is a trusted digital asset marketplace that enables consumers to buy, sell, store and spend digital assets. Bakkt’s retail platform, now available through the recently-released Bakkt App and to partners through the Bakkt platform, amplifies consumer spending and bolsters loyalty programs, adding value for all key stakeholders within the Bakkt payments and digital assets ecosystem. Launched in 2018 by Intercontinental Exchange, Inc., Bakkt is headquartered in Alpharetta, GA. For more information, visit: https://www.bakkt.com/.

Additional Information and Where to Find It

This communication relates to the Business Combination between VIH and Bakkt, is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

In connection with the Business Combination, VIH filed a registration statement on Form S-4 that included a proxy statement/prospectus of VIH, which was declared effective by the SEC on September 17, 2021. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BAKKT, VIH, THE BUSINESS COMBINATION AND RELATED MATTERS.

VIH shareholders may obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from VIH upon written request to VIH by emailing vihinfo@victoryparkcapital.com or by directing a request to VIH’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Bakkt’s industry and market sizes, future opportunities for VIH, Bakkt and the combined company, VIH’s and Bakkt’s estimated future results and the Business Combination, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Business Combination. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VIH’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (ii) the inability to complete the Business Combination due to the failure to obtain approval of Bakkt’s members, the failure to achieve the minimum amount of cash available following any redemptions by VIH’s shareholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Business Combination; (iii) costs related to the Business Combination; (iv) a delay or failure to realize the expected benefits from the Business Combination; (v) risks related to disruption of management time from ongoing business operations due to the Business Combination; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Bakkt competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Bakkt targets; (ix) risk that Bakkt may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Bakkt may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VIH’s final prospectus dated September 22, 2020 relating to its initial public offering, the registration statement on Form S-4 and the definitive proxy statement/prospectus discussed above and other documents filed by VIH from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Contacts

For VIH:

Investors

vihinfo@victoryparkcapital.com

Media

Julia Fisher

Julia.Fisher@edelman.com

For Bakkt:

Investors

Ann DeVries, Head of Investor Relations

ann.devries@bakkt.com

BakktIR@edelman.com

Media

Lauren Post

Lauren.Post@bakkt.com